January 8, 2020

Benjamin Contrucci
Chief Financial Officer
SSB Bancorp, Inc.
8700 Perry Highway
Pittsburgh, Pennsylvania

       Re: SSB Bancorp, Inc.
           Form 10-K Filed March 29, 2019
           File No. 000-55898

Dear Mr. Contrucci:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance